Exhibit 3.3

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

BROADVISION, INC.

BroadVision, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

First:  The name of the Corporation is BroadVision, Inc.

Second:  The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is May 13, 1993.

Third:  The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Amended and Restated Certificate of Incorporation as follows:

The first paragraph of Article IV shall be amended and restated to read in its entirety as follows:

“IV.

A.           This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares of all classes of stock which the corporation has the authority to issue is Twelve Million Two Hundred Thousand (12,200,000) shares, consisting of two classes:  Eleven Million Two Hundred Thousand (11,200,000) shares of Common Stock, $0.0001 par value per share, and One Million (1,000,000) shares of Preferred Stock, $0.0001 par value per share.  Effective at 5:00 p.m. Eastern Time on October 24, 2008, each twenty-five (25) shares of the Corporation’s outstanding Common Stock issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of the Corporation’s Common Stock.  No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock is entitled to receive cash for such holder’s fractional share based upon the closing sales price of the Corporation’s stock as reported on the OTC Bulletin Board on October 24, 2008.”

Fourth:  Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted for approval to stockholders of the Corporation holding a sufficient number of shares to approve, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

In Witness Whereof, BroadVision, Inc. has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this 16th day of October, 2008.

BroadVision, Inc.

By: /s/Pehong Chen
Pehong Chen,
President and Chief Executive Officer